Connect Increases Pacific Internet Bid to US$11.00 Per Share and Says Offer Price is Final1
SINGAPORE — 7 June 2007 — Connect Holdings Limited (Connect) today raised the price of its voluntary conditional cash general offer (the Offer) to acquire all the issued shares of Nasdaq-listed Pacific Internet Limited (Nasdaq: PCNTF; PacNet) to US$11.00 net in cash per share, without interest. Connect stated that the offer price is final and that it will not increase or revise the offer price further.1
“This revised offer price represents an increase of 10.00% from our initial offer price of US$10.00 net in cash per share, a 20.75% premium over the reported closing price of PacNet shares of US$9.11 on 11 January 2007 — being the last trading day on the Nasdaq Global Market before we originally made known our intention to make the Offer,” said Bill Barney, a director of Connect. “This 10.00% premium over the reported closing price of US$10.00 on 5 June 2007 also represents our commitment to PacNet in moving forward this deal,” Barney added.
Connect also announced today an extension of the expiration date of the Offer until 1:00 am, New York City time, on 22 June 2007, 1:00 pm, Singapore time, on 22 June 2007. The Offer was originally scheduled to expire at 12:00 midnight, New York City time, on 7 June 2007, 12:00 noon, Singapore time, on 7 June 2007.
In connection with the Offer, Connect also announced today that it has received an irrevocable undertaking from MediaRing Ltd to tender all PacNet shares held by MediaRing Ltd, being 4,056,163 PacNet shares, representing approximately 29.31%of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) into the Offer.
Connect urged PacNet shareholders to consider and note the following in evaluating its Offer:
•	The revised offer price represents a premium of 20.75% over PacNet’s closing price of US$9.11 on 11 January 2007 being the last trading day on the Nasdaq Global Market immediately before Connect made known its intention to make the Offer, and represents a premium of 10.00% over PacNet’s closing price of US$10.00 on 5 June 2007;

•	The PacNet closing share price has not been above the revised offer price within the last 3 years;

•	Record owners may sell their shares at the revised offer price without incurring the transaction costs typically associated with market sales;

[1]	Under applicable rules and regulations, Connect is not permitted to further revise the Offer after 15 June 2007 and/or further extend the Offer past 1 July 2007, unless there is a competing offer and/or with the consent of the Singapore Securities Industry Council. We reserve the right to extend and/or revise the Offer in the event of a competing offer.

•	The form of consideration for the Offer is entirely cash and not subject to any financing condition so that the Offer allows PacNet shareholders to realize a fair value, in cash, for their investment and provides such shareholders certainty of value for their PacNet shares; and

•	To date, there are no alternative offers or concrete proposals available to all shareholders.
The Offer remains subject to the conditions of Connect’s original Offer as set out in its offer document dated 2 May 2007.
The depositary for the Offer has advised Connect that, not including the 4,056,163 PacNet shares, representing approximately 29.31% of the issued shares of PacNet, agreed to be tendered by MediaRing Ltd pursuant to the irrevocable undertaking, approximately 1,929,660 shares, representing approximately 13.94% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) had been validly tendered in and not withdrawn from the Offer as of 5 June 2007. The revised offer price extends to all tenders previously received. As of 12 January 2007 being the date of Connect’s initial announcement of its intention to make the offer, Connect and parties acting in concert with it owned 4,121,287 PacNet Shares, then representing approximately 29.78% of the issued share capital of PacNet.
With the extension of the offer, the options proposal made to PacNet option holders has also been similarly extended to 1:00 am, New York City time, on 22 June 2007, 1:00 pm, Singapore time, on 22 June 2007.
Lazard Asia Limited, the Financial Adviser and Dealer Manager to Connect, confirms that sufficient financial resources are available to Connect to satisfy in full all tenders in respect of the revised Offer. The revised Offer is not subject to any financing condition.
Shareholders may continue to use the existing Letter of Transmittal and related documents that Connect has previously made available to tender their shares during the extended offer period. Optionholders may also continue to use the existing acceptance forms previously mailed to them to accept the options proposal.
PacNet shareholders who have questions, need assistance or require copies of the Offer to Purchase, the Letter of Transmittal or related documents should contact MacKenzie Partners, Inc., the Information Agent or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the Offer at the following respective addresses and telephone numbers:
The Information Agent for the Offer is:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016

(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com
or
The Financial Adviser and Dealer Manager for the Offer is:

Lazard Asia Limited	Lazard Frères & Co. LLC
3 Church Street	30 Rockefeller Plaza
14-01 Samsung Hub	New York, New York 10020
#Singapore 049483

Call in Singapore.: (65) 6534 2011
This release is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Connect with the SEC on 2 May 2007. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of the Tender Offer Statement on a combined Schedule TO and Schedule 13e-3 under cover of Schedule TO, the Offer to Purchase and all other documents that Connect has filed with the SEC at the SEC’s website at www.sec.gov , or from MacKenzie Partners, Inc., the Information Agent for the Offer or Lazard Asia Limited, the Financial Adviser and Dealer Manager for the Offer.
The Directors of Connect (including those who may have delegated detailed supervision of this release have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of Connect has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
For further information please contact:
Lorain Wong
Tel: +852 2121 2973
Email: lorain.wong@asianetcom.com